                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number  1-3215

                         ------------------------------

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES

                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4.    Financial Statements and Exhibits

      Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

      Report of Independent Registered Public Accounting Firm

      Financial Statements:

            Statements of Net Assets Available for Benefits

            Statement of Changes in Net Assets Available for Benefits

      Notes to Financial Statements

Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

Exhibits:

23.   Consent of PricewaterhouseCoopers LLP, dated June 24, 2005

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                JOHNSON & JOHNSON SAVINGS PLAN
                                                FOR UNION REPRESENTED EMPLOYEES

                                                By: /s/ R. J. Darretta
                                                    ---------------------------
                                                    R. J. Darretta
                                                    Chairman, Pension Committee

June 27, 2005

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

                                                                          PAGE(s)
Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

   Statements of Net Assets Available for Benefits                           2

   Statement of Changes in Net Assets Available for Benefits                 3

Notes to Financial Statements                                              4 - 9

Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the
Johnson & Johnson Savings Plan for
Union Represented Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2005

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                                   2004                  2003
ASSETS
    Interest in Johnson & Johnson Pension
       and Savings Plans Master Trust, at fair value           $40,301,895           $35,397,567
                                                               -----------           -----------

          Total investments                                     40,301,895            35,397,567

    Receivables
       Employee contributions                                       35,337                35,169
       Employer contributions                                        8,411                 9,455
                                                               -----------           -----------

          Total receivables                                         43,748                44,624
                                                               -----------           -----------

          Total assets                                          40,345,643            35,442,191
                                                               ===========           ===========
LIABILITIES
    Accrued expenses                                                17,357                37,122
                                                               -----------           -----------

          Total liabilities                                         17,357                37,122
                                                               ===========           ===========
            Net assets available for benefits                  $40,328,286           $35,405,069
                                                               ===========           ===========

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO
    Investment income
       Plan's interest in the Johnson & Johnson Pension
          and Savings Plans Master Trust net appreciation                 $ 6,023,508
       Interest                                                               163,845
       Dividends                                                              588,168

    Contributions
       Employee contributions                                               2,891,408
       Employer contributions                                                 707,567
                                                                          -----------

          Total additions                                                  10,374,496
                                                                          -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
    Payments to participants                                                5,304,629
    Administrative expenses                                                   146,650
                                                                          -----------

          Total deductions                                                  5,451,279
                                                                          -----------

            Net increase                                                    4,923,217

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                                      35,405,069
                                                                          -----------

    End of year                                                           $40,328,286
                                                                          ===========

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      GENERAL

      The Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson ("J&J" or the "Company"). The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). Transactions in the Trust are executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interest in the Trust is allocated to the Plan based upon the total of each participant's share of the Trust.

      This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

      CONTRIBUTIONS

      In general, full-time employees represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

      Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of $0.16 per hour up to a maximum of $2.40 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate. All contributions are on a pre-tax basis and may not exceed $13,000 in 2004.

      Participant contributions are invested in any of the four investment funds offered by the Plan at the direction of the participating employees.

      Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions ("catch-up contribution") above the annual IRS limitations up to $3,000 in 2004. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax cents per hour contribution that participants have elected.

      After one year of eligible service, the Company contributes to the Plan an amount equal to 25% or 50% of the employee directed contributions on the first $0.16 to $1.20 per hour (depending on the negotiated collective bargaining agreement), directly into the J&J Stock Fund. Participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

      INVESTMENTS

      Participants may invest in one or more of the four investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee contributions while Company matching contributions are invested in the Johnson & Johnson Company Stock Fund unless participant elects to diversify.

      VESTING

      A participant's plan account, including participant contributions, company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

      PAYMENT OF BENEFITS

      Benefits are paid to participants upon termination, retirement, long-term disability or death. Participants can elect to defer payment until age 65. Distributions are paid in a lump sum payment for all fund balances.

      A participant's account may be distributed to their beneficiaries upon the participant's death in the same manner described for participants.

      Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including realized and unrealized gains and losses, which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

      ADMINISTRATIVE EXPENSES

      All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

      TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors based on the frequency of their valuations. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 4).

      As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. Each fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

      Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

      the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

      NET APPRECIATION (DEPRECIATION)

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan's interest in the Trust and includes the net appreciation (depreciation) in the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      USE OF ESTIMATES

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      RISK AND UNCERTAINTIES

      The Plan provides for various investment options in funds which can invest in a combination of equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      RECLASSIFICATION

      Certain prior year amounts have been reclassified to conform to current year presentation.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

3.    INVESTMENTS IN PLAN MASTER TRUSTS

      Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust ("the Trust"). The Plan holds approximately 0.38% and 0.39%, respectively, of the Trust's net assets as of December 31, 2004 and 2003.

      Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective funds.

      The following table represents the total value of investments in the
      Trust:

                                                                              AS OF DECEMBER 31,
                                                                 -----------------------------------------
                                                                        2004                   2003
Investments at fair value
   Short term investment funds                                   $     551,013,386       $     251,872,480
   U.S. Government and Agency securities                               856,971,117             688,955,151
   Corporate debt                                                      313,196,278             305,698,696
   Preferred stocks                                                     11,061,328              10,536,822
   Common stocks                                                     6,822,053,563           4,890,705,529
   Equitites and other                                               1,348,404,513           2,074,484,099
Investments at contract value
   Deposits in group annuity contracts and synthetic GICs              973,552,848             924,152,802
                                                                 -----------------       -----------------

      Total Master Trust investments                                10,876,253,033           9,146,405,579

Receivables                                                             75,006,869             179,120,628
Liabilities                                                           (211,812,708)           (230,499,957)
                                                                 -----------------       -----------------

      Net assets held in Master Trust, at fair value             $  10,739,447,194       $   9,095,026,250
                                                                 =================       =================

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

      The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

                                                                      FOR THE
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        2004
Net appreciation in fair value of investments
  Short term investment funds                                    $         326,060
  U.S. Government and Agency securities                                  3,465,629
  Corporate debt                                                         8,776,223
  Preferred stocks                                                         579,384
  Common stocks                                                      1,094,390,127
  Equities and other                                                    39,969,617
                                                                 -----------------

                                                                     1,147,507,040
                                                                 -----------------

Interest                                                                96,085,856
Dividends                                                              101,802,719
                                                                 -----------------

     Net investment gain                                         $   1,345,395,615
                                                                 =================

4.    GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

      The Trust holds investments in guaranteed and synthetic investment contracts. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdraw or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

      The average yield of these contracts was approximately 4.12% and 4.86% for 2004 and 2003, respectively. The crediting interest rate was approximately 4.22% for 2004 and 4.96% for 2003. The crediting interest rate of these contracts is the annual return of the contracts before plan expenses, while the average yield includes plan expenses. The crediting interest rate for the investment contracts is either agreed upon in advance with the issuer or varies based on an agreed upon formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts at December 31, 2004 and 2003 was $3,712,423 and $3,112,400, respectively.

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   DECEMBER 31,
                                                             2004                2003
Net assets available for benefits per the financial
    statements                                           $  40,328,286       $  35,405,069
Amounts allocated to withdrawing participants                        -             (37,952)
                                                         -------------       -------------

Net assets available for benefits per the Form 5500      $  40,328,286       $  35,367,117
                                                         -------------       -------------

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               2004
Benefits paid to participants per the financial statements                 $  5,304,629

Add: Amounts allocated to withdrawing participants at
    December 31, 2004                                                                 -

Less: Amounts allocated to withdrawing participants at
    December 31, 2003                                                           (37,952)
                                                                           ------------

Benefits paid to participants per the Form 5500                            $  5,266,677
                                                                           ------------

      Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.